UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

ZI CORPORATION
(Name of subject company (Issuer))
NUANCE COMMUNICATIONS, INC.
(Name of Filing Persons (Offerors))

COMMON SHARES
(Title of Class of Securities)
988918108
(CUSIP number of common stock)
Thomas Beaudoin
Chief Financial Officer
Nuance Communications, Inc.
1 Wayside Road
Burlington, MA 01803
Telephone: (781) 565-5000
(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of Filing Persons)

Copies to:

Robert D. Sanchez, Esq.	Jo-Anne Sinclair, Esq.	Chris Hewat, Esq.
Wilson Sonsini Goodrich & Rosati	Vice President and General Counsel	Blake, Cassels & Graydon LLP
Professional Corporation	Nuance Communications, Inc.	199 Bay Street
1700 K Street, NW	1 Wayside Road	Suite 2800, Commerce Court West
Fifth Floor	Burlington, MA 01803	Toronto, ON M5L 1A9
Washington, DC 20006	Telephone: (781) 565-5000	Canada
Telephone: (202) 973-8800		Telephone: (416) 863-2400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$22,790,875.60	$895.68
*	Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934. The transaction value assumes the purchase of all outstanding common shares, no par value, of Zi Corporation, other than the 1,000 common shares owned by Nuance Communications, Inc., for the expected consideration in the tender offer of $0.40 per share. As of September 30, 2008 (as reported in Zi Corporation’s Consolidated Interim Financial Statements for the period ending September 30, 2008), there were 50,667,957 common shares outstanding, 4,600,700 common shares issuable pursuant to outstanding stock options and restricted stock units, and outstanding warrants to purchase 1,709,532 common shares. As a result, this calculation assumes the purchase of 56,977,189 common shares.

**	The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 6 for fiscal year 2008 issued by the Securities and Exchange Commission on December 27, 2007. Such fee equals 0.00393% of the transaction value.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$895.68	Filing Party:	Nuance Communications, Inc.
Form of Registration No.:	Schedule TO-T	Date Filed:	November 26, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed on November 26, 2008 (the “Schedule TO”) relating to a tender offer by Nuance Communications, Inc., a Delaware corporation (“Nuance” or the “Offeror”), to purchase all the outstanding common shares (the “Shares”) of Zi Corporation, an Alberta corporation (the “Company” or “Zi”), at a purchase price of $0.40 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash and Circular dated November 26, 2008, as amended on December 3, 2008 (as amended, the “Offer to Purchase” and the “Circular,” respectively, and together, the “Offer to Purchase and Circular”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase and Circular, as each may be amended and supplemented from time to time, constitute the “Offer”). This Schedule TO is being filed on behalf of the Offeror.
     The information set forth in the Offer to Purchase and Circular and the Letter of Transmittal, amended copies of which are filed with this Schedule TO as Exhibits (a)(1) and (a)(2) hereto, respectively, is incorporated by reference in answers to Items 1 through 9 of this Schedule TO, except that such information is hereby amended and supplemented by the information specifically provided herein.
ITEMS 1-9.
     The Offer has been extended from 5:00 p.m. (Calgary time) on December 31, 2008 to 5:00 p.m. (Calgary time) on January 2, 2009. All references in the Offer to Purchase and Circular, the Letter of Transmittal, the Letter of Guaranteed Delivery, the Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees and the Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees to the Expiry Date of December 31, 2008 are hereby amended and restated to refer to January 2, 2009 and all references to the Expiry Time of 5:00 p.m. (Calgary time) on December 31, 2008 are hereby amended and restated to refer to 5:00 p.m. (Calgary time) on January 2, 2009.
     The Offer to Purchase is further amended as follows:
(a) The “Notice to Shareholders in the United States” on page ii is hereby amended by deleting the word “Certain” from the reference to “Certain U.S. Federal Income Tax Considerations” and replacing it with the word “Material.”
(b) The Table of Contents on page iii is hereby amended by deleting the word “Certain” from the heading “Certain U.S. Federal Income Tax Considerations” and replacing it with the word “Material.”
(c) The response to the question on page 4 “If I Accept the Offer, When Will I be Paid” is deleted in its entirety and replaced with the following: “If each of the conditions of our Offer is satisfied or waived by us, we will promptly, but in any event not later than three business days after the Expiry Time, take up and pay for Common Shares validly deposited under the Offer and not withdrawn. See Section 7 of the Offer to Purchase, “Take Up of and Payment for Deposited Shares.””
(d) The response to the question “What are the Material U.S. Federal Income Tax Consequences of Depositing Common Shares in Your Offer” is hereby amended by deleting the word “Certain” from the reference to “Certain U.S. Federal Income Tax Considerations” on page 6 and replacing it with the word “Material.”
(e) The definitions of “Code” contained in the Glossary on page 7 and “U.S. Holder” contained in the Glossary on page 9 are hereby amended by deleting the word “Certain” from the references to “Certain U.S. Federal Income Tax Considerations” and replacing it with the word “Material.”
(f) Section 3 (Manner of Acceptance) is amended by replacing “sole discretion” with “reasonable discretion” in the first sentence of the fourth paragraph under the heading “General” on page 12 and by deleting the second and final sentences in the fourth paragraph in their entirety.
(g) Section 4 (Conditions of the Offer) is amended by revising subsections (b), (c), (d), (e), (f), (g), (i), (j) and (l) on pages 14-16 to replace the phrase “sole discretion” with the phrase “reasonable discretion.”
(h) Section 6 (Withdrawal of Deposited Shares) is amended on page 19 by adding the following new subsection (c): “(c) at any time after 60 days from the date of the Offer, unless the Common Shares have been taken up and paid for prior to such time; or” and by renumbering the current subsection (c) to subsection (d).

(i) Section 6 (Withdrawal of Deposited Shares) is amended by replacing the phrase “as soon as possible” in the last sentence to the fourth full paragraph on page 20 with the word “promptly.”
(j) The last paragraph of Section 6 (Withdrawal of Deposited Shares) is amended on page 20 by replacing the phrase “sole discretion” with the phrase “reasonable discretion” and deleting the phrase “and such determination will be final and binding.”
(k) The first paragraph of Section 7 (Take Up and Payment for Deposited Shares) on page 20 is amended in its entirety as follows: “Upon the terms and subject to the conditions of the Offer (including, without limitation, the conditions specified in Section 4 of the Offer to Purchase, “Conditions of the Offer”) and, if the Offer is extended or amended, the terms and conditions of any such extension or amendment, the Offeror will take up and pay for Common Shares validly deposited under the Offer and not withdrawn pursuant to Section 6 of the Offer to Purchase, “Withdrawal of Deposited Shares”, promptly after the Expiry Time, but in any event not later than three business days after taking up the Common Shares.”
(l) The third paragraph of Section 7 (Take Up and Payment for Deposited Shares) is amended on page 21 by replacing the phrase “sole discretion” with the phrase “reasonable discretion.”
(m) Section 8 (Return of Deposited Shares) is amended on page 21 by replacing the phrase “as soon as practicable” with the word “promptly.”
(n) The last paragraph of Section 10 (Adjustments; Liens) on page 22 is amended by deleting the word “Certain” from the reference to “Certain U.S. Federal Income Tax Considerations” and replacing it with the word “Material.”
(o) The fifth paragraph of Section 13 (Other Terms of the Offer) on page 24 is amended by replacing the phrase “sole discretion” with the phrase “reasonable discretion” and deleting the phrase “final and binding.”
     The Circular is further amended as follows:
(A) Section 3 (Background of the Offer) is amended on page 26 by adding the following new paragraph to the beginning of the section: “Other than as described below, during the past two years neither Nuance nor any of the persons listed in Schedule B “Directors and Executive Officers of the Offeror” hereto has entered into: (a) any transaction with Zi or any of Zi’s affiliates that are not natural persons or (b) any transaction or series of similar transactions with any executive officer, director or affiliate of Zi that is a natural person with an aggregate value that exceeds $60,000.”
(B) Section 6 (Acquisition of Common Shares Not Deposited) is amended by revising the second full paragraph on page 31 by deleting the word “Certain” from the reference to “Certain U.S. Federal Income Tax Considerations” and replacing it with the word “Material.”
(C) Section 8 (Beneficial Ownership of and Trading in Securities) is amended on page 32 by deleting the phrase “to the knowledge of the Offeror after reasonable inquiry.”
(D) Section 9 (Commitments to Acquire Common Shares) is amended on page 32 by deleting the phrase “to the knowledge of the Offeror after reasonable inquiry.”
(E) The first paragraph of Section 14 (Regulatory Matters) on page 34 is amended by replacing the phrase “sole discretion” with the phrase “reasonable discretion.”
(F) The heading to Section 16 (Certain U.S. Federal Income Tax Considerations) on page 38 is amended by deleting the word “Certain” from the reference to “Certain U.S. Federal Income Tax Considerations” and replacing it with the word “Material.”
(G) The first paragraph of Section 16 (Certain U.S. Federal Income Tax Considerations) on pages 38-39 is deleted in its entirety.
(H) The second paragraph of Section 16 (Certain U.S. Federal Income Tax Considerations) on page 39 is amended by deleting the word “certain” from the phrase “certain U.S. federal income tax considerations” and replacing it with the word “material.”
ITEMS 10 AND 11.
     Not applicable.

ITEM 12. EXHIBITS

(a)(1)(A)	Offer to Purchase for Cash and Circular dated November 26, 2008, as amended on December 3, 2008.
(a)(1)(B)	Form of Letter of Transmittal, as amended on December 3, 2008.
(a)(1)(C)	Form of Notice of Guaranteed Delivery, as amended on December 3, 2008.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees, as amended on December 3, 2008.
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees, as amended on December 3, 2008.
(a)(1)(F)	Press Release issued by Nuance Communications, Inc., dated November 26, 2008 (incorporated by reference to Exhibit 99.1 to the Nuance Communications, Inc. Current Report on Form 8-K filed on November 26, 2008).*
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)	Summary Advertisement published in the The New York Times, the National Edition of The Globe and Mail and La Presse on November 26, 2008.*
(b)	None.
(d)	None.
(g)	None.
(h)	None.

*Previously filed.
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
     Not applicable.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NUANCE COMMUNICATIONS, INC.
Dated: December 3, 2008	By:	/s/ Thomas Beaudoin
		Name:	Thomas Beaudoin
		Title:	Chief Financial Officer

EXHIBIT INDEX

EXHIBIT
NUMBER	DOCUMENT
(a)(1)(A)	Offer to Purchase for Cash and Circular dated November 26, 2008, as amended on December 3, 2008.
(a)(1)(B)	Form of Letter of Transmittal, as amended on December 3, 2008.
(a)(1)(C)	Form of Notice of Guaranteed Delivery, as amended on December 3, 2008.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees, as amended on December 3, 2008.
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees, as amended on December 3, 2008.
(a)(1)(F)	Press Release issued by Nuance Communications, Inc., dated November 26, 2008 (incorporated by reference to Exhibit 99.1 to the Nuance Communications, Inc. Current Report on Form 8-K filed on November 26, 2008).*
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)	Summary Advertisement published in the The New York Times, the National Edition of The Globe and Mail and La Presse on November 26, 2008.*
(b)	None.
(d)	None.
(g)	None.
(h)	None.

*	Previously filed.